                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                   RETIREMENT CARE ASSOCIATES, INC.
                         (Name of Issuer)

                  Common Stock, $.0001 Par Value
                  (Title of Class of Securities)

                           76129C 30 7
                          (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76129C 30 7                 13G

1  NAME OF REPORTING PERSON

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Connie B. Brogdon

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) ---
   Not applicable                                             (b) ---

3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

Number of Shares Beneficially Owned by Each Reporting Person With

5  SOLE VOTING POWER

   1,512,921

6  SHARED VOTING POWER

   1,322,354

7  SOLE DISPOSITIVE POWER

   1,512,921

8  SHARED DISPOSITIVE POWER

   1,322,354

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,835,275

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

   Not applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   20.1%

12 TYPE OF REPORTING PERSON*

   IN

*See Instruction before filling out.

Item 1.

     (a)  Name of Issuer:  Retirement Care Associates, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

               6000 Lake Forrest Drive, Suite 200
               Atlanta, Georgia 30328

Item 2.

     (a)  Name of Person Filing:  Connie B. Brogdon

     (b)  Address of Principal Business Office:

               6000 Lake Forrest Drive, Suite 200
               Atlanta, Georgia 30328

     (c)  Citizenship:  USA

     (d)  Title of Class of Securities:  Common Stock, $.0001 par value

     (e)  CUSIP No.:  76129C 30 7

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership.

    (a)  Amount Beneficially Owned:  2,835,275

    (b)  Percent of Class:  20.1%

    (c)  Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote:     1,512,921<FN1>
         (ii) shared power to vote or to direct the vote:   1,322,354<FN2>
        (iii) sole power to dispose or to direct the
              disposition of:                               1,512,921<FN1>
        (iv)  shared power to dispose or to direct the
              disposition of:                          1,322,354<FN2>
__________________

<FN1>
Includes 1,266,031 shares of Common Stock owned of record by Connie B. Brogdon, and 245,731 shares of Common Stock which represents 50% of the shares held by Winter Haven Homes, Inc. of which Mrs. Brogdon is 50% owner.
<FN2>
Includes 927,948 shares of Common Stock and 394,406 shares issuable upon exercise of stock options held of record by Chris Brogdon, who is the husband of Connie B. Brogdon; and 1,159 shares held by Mrs. Brogdon's daughter.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 1997           By /s/ Connie B. Brogdon
                                     Connie B. Brogdon